Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Years Ended December 31,
	2007	2008	2009	2010	2011
EARNINGS:
Income from continuing operations before income tax expense	$118,980	$83,464	$165,895	$249,024	$183,158
Add: Fixed charges	11,839	9,431	6,510	6,276	6,586

Earnings as defined	$130,819	$92,895	$172,405	$255,300	$189,744

FIXED CHARGES:
Interest expense	$8,495	$6,008	$4,228	$4,236	$4,668
Amortization of deferred financing fees	1,523	666	—	—	—

Interest expense as reported	10,018	6,674	4,228	4,236	4,668
Portion of rent expense as interest	1,821	2,757	2,282	2,040	1,918

Fixed charges as defined	$11,839	$9,431	$6,510	$6,276	$6,586

Ratio of earnings to fixed charges	11.1x	9.9x	26.5x	40.7x	28.8x

For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.